Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 4 DATED JANUARY 30, 2007

TO THE PROSPECTUS DATED NOVEMBER 21, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 4 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated November 21, 2006 as supplemented by our Supplement No. 1 dated December 11, 2006, our Supplement No. 2 dated December 12, 2006, and our Supplement No. 3 dated December 28, 2006.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Property Acquisition

On January 25, 2007, a joint venture (the “40 Boulevard Joint Venture”) between a wholly-owned subsidiary of ours and an affiliate of Alliance Commercial Partners, LLC (“Alliance”), acquired a fee interest in 40 Boulevard Office Centre (“40 Boulevard”), an office property located in Northbrook, Illinois. The total acquisition cost of the property was approximately $10.3 million (consisting of an approximate $10.1 million purchase price plus additional due diligence and other closing costs) and was paid for through a combination of (i) an equity contribution from us to the 40 Boulevard Joint Venture using proceeds from our public equity offering and available cash (ii) an equity contribution from Alliance to the 40 Boulevard Joint Venture and (iii) debt financing obtained by the 40 Boulevard Joint Venture. 40 Boulevard consists of approximately 106,000 net rentable square feet and is currently 53.2% leased to 12 tenants.

The debt financing described above consists of an interest-only, secured loan agreement (the “Loan Agreement”) entered into by the 40 Boulevard Joint Venture with Bank of America on January 25, 2007. The term of the Loan Agreement is three years although, the Loan Agreement allows for one 12-month extension option subject to certain conditions being satisfied. Pursuant to the Loan Agreement, the 40 Boulevard Joint Venture received loan proceeds of $6.1 million in the form of a promissory note at a floating interest rate of the London Interbank Offered Rate plus 1.40% secured by a mortgage on 40 Boulevard.  The 40 Boulevard Joint Venture may receive additional loan proceeds of up to $3.6 million under the terms of the promissory note for anticipated future costs associated with tenant improvements, leasing commissions, and capital expenditures for the property. The promissory note is non-recourse to either the 40 Boulevard Joint Venture or the Company.

Pursuant to an advisory agreement between us and Dividend Capital Total Advisors LLC (the “Advisor”), upon closing, we paid to the Advisor an acquisition fee in the amount of approximately $162,000 (equal to 2% of our pro rata portion of the approximate $10.1 million purchase price of 40 Boulevard). This amount is not included in the approximate $10.3 million total acquisition cost of 40 Boulevard. The Advisor will also receive an asset management fee consisting of: (i) a monthly fee equal to one twelfth of 0.5% of the our pro rata portion of the aggregate cost (before non cash reserves and depreciation) of 40 Boulevard and (ii) a monthly fee equal to 6.0% of our pro rata portion of the aggregate monthly net operating income derived from 40 Boulevard.

The 40 Boulevard Joint Venture was formed for the primary purpose of acquiring 40 Boulevard. We and Alliance may in the future pursue similar arrangements. Pursuant to this 40 Boulevard Joint Venture agreement, we and Alliance were required to make initial equity capital contributions equal to 80.0% and 20.0%, respectively, of the total acquisition cost of 40 Boulevard. Additional capital contributions require the unanimous written approval of both parties as to the amount and timing thereof. In addition, Alliance is eligible for potential profit participation upon the ultimate sale of the property. The 40 Boulevard Joint Venture has entered into a property management agreement with AVF Management LLC (“AVF Management”), a Colorado limited liability company, and an affiliate of Alliance, to manage 40 Boulevard on a day-to-day basis, for which AVF Management will receive customary market-based property management fees.

40 Boulevard was acquired by the 40 Boulevard Joint Venture pursuant to a purchase agreement entered into by and between Alliance and Boulevard 40 Office LLC, the seller. The total cost of this acquisition may increase by additional costs which have not yet been finally determined. Any additional costs are not expected to be material.